Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

FOIA Confidential Treatment Request

Confidential Treatment Requested by Hyperion Therapeutics, Inc.

July 11, 2012

VIA EDGAR AND COURIER

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hyperion Therapeutics, Inc.
Registration Statement on Form S-1
Filed April 13, 2012, as amended May 24, 2012, June 18, 2012 and July 5, 2012
File No. 333-180694

Dear Mr. Riedler:

On behalf of Hyperion Therapeutics, Inc. (the “Company”), this letter is in reference to the Company’s above referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”). This letter provides the Staff with a supplemental response to the oral comment received during the Company’s conversation with the Staff on July 10, 2012 and July 11, 2012.

For ease of reference, the Staff’s oral comment is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, which oral comment has been incorporated into this response letter. References to page numbers in the Company’s response refers to page numbers in Amendment No. 3.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

Securities and Exchange Commission July 11, 2012 Page 2	FOIA Confidential Treatment Request Confidential Treatment Requested by Hyperion Therapeutics, Inc.

1.	Please revise your proposed disclosure to quantify the amount of additional stock based compensation you expect to recognize as a result of your common stock value reassessment for April 2012. In addition, please provide us a materiality analysis of the additional stock compensation to the quarterly period ended June 30, 2012.

The Company respectfully acknowledges the Staff’s oral comment from July 10, 2012, and advises the Staff that in its next amendment to the Registration Statement, the Company will include the following revised disclosure on page 63 of the Registration Statement:

“As a result of the stock options granted on April 16, 2012, we will be recording stock-based compensation expense for these options of approximately $170,000 for the second quarter of 2012, which is not expected to materially effect the results of operations for the quarter.”

The Company is providing the following table to assist the Staff in reconciling the incremental twelve month stock-based compensation expense of approximately $346,000 included in the Company’s supplemental response letter dated July 9, 2012 and the $170,000 of stock-based compensation expense for second quarter of 2012:

Comparison of Fair Values	12 Months Period Expense	Second Quarter Expense (Period from April 16, 2012 to June 30, 2012)
Using exercise price = $7.31 and fair value of common stock = $7.31	$471,000	$98,000
Fair value using exercise price = $7.31 and fair value of common stock = $11.00	$817,000	$170,000

Total Incremental Difference	$346,000	$72,000

In order to assist with the Staff’s review, the revised Stock-Based Compensation disclosure as set forth in the Management’s Discussion and Analysis is attached hereto as Exhibit A.

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*        *        *

Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Jon Layman at (650) 463-4024. We thank you in advance for your attention to the above.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Donald J. Santel, Hyperion Therapeutics, Inc.
Jeffrey S. Farrow, Hyperion Therapeutics, Inc.
Jon Layman, Hogan Lovells US LLP
Mark B. Weeks, Cooley LLP
Brett D. White, Cooley LLP

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Exhibit A

Stock-Based Compensation

We recognize as compensation expense the fair value of stock options and other stock-based compensation issued to employees over the requisite service periods, which are typically the vesting periods. We record equity instruments issued to non-employees at their fair value, periodically revalue them as the equity instruments vest and recognize expense over the related service period.

Stock-based compensation has not been a significant expense to date. In future periods, we expect our stock-based compensation expense to increase as we issue additional stock-based awards in order to attract and retain employees and non-employee consultants.

Stock-based compensation expense includes stock options granted to employees and non-employees and has been reported in our consolidated statements of operations as follows:

	Years Ended December 31,			Three Months Ended March 31,
(in thousands)	2009	2010	2011	2011	2012
				(unaudited)
Research and development	$84	$61	$137	$16	$37
General and administrative	211	110	182	28	34
Sales and marketing	18	14	26	3	7

Total	$313	$185	$345	$47	$78

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

We calculate the fair value of stock-based compensation awards using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including stock price volatility and the expected term of stock options. As a private company, we do not have sufficient history to estimate the volatility of our common stock price or the expected term of our options. We calculate expected volatility based on reported data for a selected group of similar publicly traded companies, or guideline peer group, for which the historical information is available. We will continue to use the guideline peer group volatility information until the historical volatility of our common stock is relevant to measure expected volatility for future option grants. The assumed dividend yield is based on our expectation of not paying dividends in the foreseeable future. We determine the average expected term of stock options according to the “simplified method” as described in Staff Accounting Bulletin 110, which is the mid-point between the vesting date and the end of the contractual term. We determine the risk-free interest rate by reference to implied yields available from five-year and seven-year U.S. Treasury securities with a remaining term equal to the expected life assumed at the date of grant. We estimate forfeitures based on our historical analysis of actual stock option forfeitures. The assumptions used in the Black-Scholes option-pricing model for the years ended December 31, 2009, 2010 and 2011 are set forth in Note 11 of our consolidated financial statements included elsewhere in this prospectus.

There is a high degree of subjectivity involved when using option-pricing models to estimate stock-based compensation. Currently, there is not a market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee stock-based awards is determined using an option-pricing model, this value may not be indicative of the fair value observed in a market transaction between a willing buyer and willing seller. If factors change and we employ different assumptions when valuing our options, the compensation expense that we record in the future may differ significantly from what we have historically reported.

Information regarding equity instruments issued since January 1, 2011 is summarized as follows:

Date of Transaction	Equity Type	Number of Shares Underlying Options or Warrants Granted		Exercise Price Per Share	Management's Estimate of Per Share Fair Value of the Underlying Common Stock
April 1, 2011	Common Stock Warrants	544,939	(1)(2)	$4.08		$3.17
April 15, 2011	Common Stock Options	407,946		$4.08		$3.17	(3)
October 26, 2011	Preferred Stock Warrants	233,935	(1)(2)	$9.62		N/A
February 8, 2012	Preferred Stock Warrants	233,935	(1)(2)	$9.62		N/A
April 16, 2012	Common Stock Options	453,348		$7.31	$	[***	](3)
April 19, 2012	Common Stock Warrants	75,974		$4.08	$	[***	](3)

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(1)	The number of shares to be issued is calculated based upon 30% of the principal amount of the related notes issued in the financing divided by either:

(i)	the price per share paid by a new investor in a preferred stock qualified financing;

(ii)	in the event the notes have been converted into shares of Series C-2 preferred stock, the series C-2 preferred original issue price of $9.62 per share;

(iii)	the price per share paid by a new investor for equity securities in a non-qualified financing; or

(iv)	a price per share of $9.62 in the event of an initial public offering.

The column reflecting the number of shares underlying warrants granted assumes the event of an initial public offering and is calculated based upon 30% of the principal amount of the notes divided by a price of $9.62 per share.

(2)	The fair value of warrants in the aggregate was determined by using an income approach by first estimating the equity value of our company, then allocating the value to our various securities using the option pricing method. The option pricing method was applied in various scenarios based on the potential liquidity alternatives available to us. See Note 7 to our consolidated financial statements included elsewhere in this prospectus.

(3)	We reassessed the fair value of our common stock subsequent to the grant date of these awards.

The intrinsic value of all outstanding options as December 31, 2011 was $3.7 million based on the estimated fair value for our common stock of $5.05 per share at December 31, 2011.

There were no stock option grants to our employees during the three months ended March 31, 2012. The intrinsic value of all outstanding options as of March 31, 2012 was $6.6 million based on estimated fair value for our common stock of $7.31 per share at March 31, 2012. The intrinsic value of the vested and unvested options outstanding at March 31, 2012 was $9.5 million and $3.0 million, respectively, based on an assumed initial public offering price of $[***] per share, the midpoint of the range set forth on the cover of the prospectus.

All options granted by our board of directors on the date noted above were intended to be exercisable at the fair value of our stock based on information known at that time. For the purposes of recording stock-based compensation expense, we reviewed the historical pattern of our common stock values, and subsequently reassessed the fair value of our stock for financial reporting purposes during the year ended December 31, 2011.

The fair values of the common stock underlying our stock-based awards were estimated on each grant date by our board of directors, with input from management. The majority of our directors are not employees and have significant experience in the pharmaceutical and biotechnology industries. We believe that our board of directors has the relevant experience and expertise to determine a fair value of our common stock on each respective grant date. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	valuations performed by unrelated third party specialists;

•	prices for our convertible preferred stock sold to outside investors in arm’s-length transactions;

•	rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	actual operating and financial performance;

•	status of our collaboration with Ucyclyd;

•	hiring of key personnel and the experience of our management;

•	status of research and development efforts, including the clinical trial results for Ravicti in UCD and HE;

•	risks inherent in the development of our products and services;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business;

•	market values of transactions of similar pharmaceutical and biotechnology companies;

•	illiquidity of stock-based awards involving securities in a private company;

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•	industry information such as market size and growth; and

•	macroeconomic conditions.

Our board of directors considered common stock valuations performed as of February 28, 2011, April 1, 2011, October 31, 2011, December 31, 2011 and March 1, 2012 in determining or confirming the grant date fair value of common stock. Using these valuations, and the other factors described above, we made the following estimates of fair value of our common stock.

Valuation Date	Fair Value Per Share
February 28, 2011	$4.08
April 1, 2011	$3.17
October 31, 2011	$4.02
December 31, 2011	$5.05
March 1, 2012	$7.31

In valuing our common stock, the board of directors determined the equity value of our company by utilizing the income approach. The income approach is based on the premise that the value of a business is the present value of a company’s future earning capacity. The application of this approach involves estimating the free cash flows for the business, calculating a terminal value, and then discounting the cash flows and terminal value back to a present value at an appropriate discount rate. We utilized a market approach for calculating the terminal value within the income approach, by applying market multiples of comparable publicly traded companies in our industry or similar lines of business.

We prepared a financial forecast for each valuation that includes consideration of future expectations and significant assumptions on sales and expenses. We believe we have a reasonable basis to estimate sales as we developed our U.S. sales estimates for the UCD indication based upon the existing number of patients on the Ravicti continued access study as well as estimates of patients on BUPHENYL. Additionally, we assumed a modest increase in patients taking Ravicti over time due to newly diagnosed patients requiring therapy as well as a portion of patients currently not taking BUPHENYL due to compliance and other issues converting to Ravicti. In developing our patient estimates we considered annual patient mortality and other factors that may offset growth. We also estimated a selling price in the U.S. for Ravicti and BUPHENYL, which we have the option to acquire, based upon orphan drug pricing. The sales estimates for the HE indication were based upon an estimated market launch date in the late years of our forecast, the estimated prevalence of the disease in the U.S. with an expected penetration rate for Ravicti, and an estimate selling price based upon the selling price of an already FDA-approved drug in this indication.

We estimated our expenses utilizing a bottoms up approach. We estimated cost of sales based upon manufacturing activities and expected costs to manufacture products. We estimated expenses for research and development for expected development and regulatory activities based upon the stage of the clinical development program. We estimated sales and marketing expenses based upon the expected expenses to be incurred for the anticipated launch dates, sales and commercial needs. We estimated general and administrative costs based upon the general corporate and infrastructure needs for the expected size of our organization.

Additionally, our financial forecast incorporated the terms of the option to acquire all of Ucyclyd’s worldwide rights to BUPHENYL and AMMONUL. We anticipate exercising our option to acquire these products and have incorporated the related estimated costs and revenues into the financial forecasts used in the valuations. Our forecast assumes that Ucyclyd does not exercise its option to retain AMMONUL primarily based upon the retention price that will be required to be paid by Ucyclyd to us in order to exercise their option.

The financial forecast for each valuation was used to estimate the free cash flows of the business. These cash flows were discounted at a rate which was calculated using inputs from comparable publicly traded companies also in the business of developing and commercializing treatments which require regulatory approval. In selecting the comparable publicly traded companies in our industry or similar lines of business, we considered a variety of factors including: line of business (specifically, companies operating in the business of developing and commercializing therapies for regulatory approval); therapy type (specifically, companies which develop therapies to treat gastrointestinal, digestive, and liver conditions); size; addressable markets; and geographic location.

We captured the risk relating to the regulatory approval of Ravicti in the discount rate utilized within the income approach. Specifically, we applied an additional risk premium to the discount rate to capture risk related to our company’s size, the fact that we are in the clinical stage of development, and the risks related to raising the required capital needed to bring Ravicti to market.

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After determining an equity value utilizing the income approach, we then allocated the fair value of our company to each of our classes of stock using either the Option Pricing Method, or OPM, or the Probability Weighted Expected Return Method, or PWERM. The OPM treats common stock and convertible preferred stock as call options on an enterprise value, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preferences of our preferred stock at the time of a liquidity event such as a merger, sale or initial public offering, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call option. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a liquidity event and the estimated volatility of the equity securities. A discount for lack of marketability was applied to reflect the increased risk arising from the inability to readily sell the shares.

The PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. The future outcomes considered under the PWERM included non-IPO market based outcomes as well as IPO scenarios. In the non-IPO scenarios, a large portion of the equity value is allocated to the convertible preferred stock to incorporate the aggregate liquidation preferences. In the IPO scenarios, the equity value is allocated pro rata among the shares of common stock and each series of convertible preferred stock, which causes the common stock to have a higher relative value per share than under the non-IPO scenario. The fair value of the enterprise determined using the IPO and non-IPO scenarios would be weighted according to the board of directors’ estimate of the probability of each scenario.

Discussion of Specific Valuation Inputs

Over time, a combination of factors caused changes in the fair value of our common stock. The following summarizes the changes in value from January 2011 to March 2012 and the major factors that caused each change.

January 2011 through April 2011: As of January 2011, we continued to make progress with Ravicti for patients for the treatment of UCD. During the period from January to February 2011, we held discussions with investment banks regarding our prospects for an IPO. In these discussions, we gained additional understanding of the financial markets. We utilized this information when applying a PWERM allocation method using multiple sale scenarios, as well as an IPO scenario. Each of these scenarios is based on a combination of the expected timing of future financing or liquidity events and the progress achieved in our clinical studies. As a result of the developments in our business and applying the common stock valuation methodology described above, we estimated the fair value of our common stock to be $4.08 per share as of February 28, 2011. However, for purposes of computing the related stock-based compensation expense for option grants in April 2011, we reassessed the fair value of our common stock at $3.17 per share utilizing a retrospective valuation as described below.

During the period between February 2011 and April 2011 we continued to make progress with Ravicti and we raised $17.5 million in convertible notes from our existing investors, which addressed our short-term liquidity needs. Also during the period, our collaboration partner Ucyclyd disagreed with our filing approach of the NDA. Based on these factors, specifically relating to the additional funding and reassessed IPO timeline, our common stock valuation methodology was simplified into two scenarios — a remaining private company scenario and an IPO scenario. As discussed above, we utilized an income approach to value our equity for each of the scenarios.

The significant assumptions used in the income approach include our estimate of sales and expenses. Our sales estimates assume the commercial launch of Ravicti in UCD in the first half of 2013 with the majority of estimated sales expected to come from the U.S. We also assumed that we would acquire BUPHENYL and AMMONUL in the last quarter of 2012. We estimated sales for the HE indication in the U.S. to start in 2017. We utilized a discount rate of 44.1%, a terminal year revenue multiple of 3.0x, a discount for lack of marketability of 30%, a volatility rate of 70%, a two year time to liquidity, and an equal weighting for the IPO and remain private scenarios of 50%. In addition, we utilized a specific company risk rate, which is a component of the discount rate, of 27.5% applied in our calculation of our discount rate. We considered several qualitative factors in our determination of this rate, including:

•	Ravicti may not achieve FDA approval for the treatment of UCD and HE;

•	Ravicti may not prove to be efficacious for treatment of HE;

•	we have a history of operating losses;

•	we face competition from companies that have far more capital and resources and which may discover, develop, and possibly commercialize competitive products and technologies;

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•	we might lose key personnel or be unable to hire key personnel to accomplish our goals; and

•	we may need to raise a substantial amount of additional funding in order to finish testing Ravicti for one or both applications and this may be difficult because of capital market conditions.

Utilizing these assumptions in conjunction with our long term financial forecast yielded an equity value of approximately $70.2 million and a fair value for the common stock of $3.17 per share.

May 2011 through October 2011: In June 2011, we filed a demand for arbitration before the American Arbitration Association for a determination of our rights and obligations and those of Ucyclyd under a collaboration agreement between the parties. In our demand for arbitration, we requested a judgment regarding the rights of the parties in connection with the development activities relating to Ravicti, including our rights relating to the submission of an NDA to the FDA for Ravicti for the treatment of UCD. In September 2011, an arbitration date was established for January 2012 to adjudicate the matter. In August 2011, the last patient completed the 12 months of follow-up in the long-term safety extension portion of our Phase II, fixed-sequence, open-label study of the safety and tolerability of Ravicti when compared to BUPHENYL in children aged 6 through 17 years with UCD. In September 2011, the last patient completed the 12 months of follow-up in the long-term safety extension portion of our pivotal Phase III, open-label study in adults of Ravicti for the long-term treatment of UCD. In October 2011, we completed the enrollment for a Phase II, randomized, double-blind, placebo-controlled study of the safety and efficacy of Ravicti for maintaining remission in subjects with HE. Also in October 2011, we raised an additional $7.5 million of convertible notes from our existing investors. We utilized an income approach to value our equity and continued to use two scenarios in our common stock valuation methodology — a remaining private company scenario at 50% probability and an IPO scenario at 50% probability. As a result of these factors, we estimated the fair value of our common stock to be $4.02 per share as of October 31, 2011. No options were granted between May 2011 and October 2011.

November 2011 through December 2011: In December 2011, the last patient completed the switch-over, open-label study of the safety, pharmacokinetics, and efficacy of Ravicti, which is followed by a long-term safety extension portion in pediatric patients with UCD under 6 years of age. In December 2011, we also submitted an NDA to the FDA for UCD. During this period, we made significant progress in negotiating a revised agreement with Ucyclyd related to Ravicti, BUPHENYL and AMMONUL. We utilized an income approach to value our equity and continued to use two scenarios in our common stock valuation methodology — a remaining private company scenario at 50% probability and an IPO scenario at 50% probability. As a result of business developments and applying our common stock valuation methodology, we estimated the fair value of our common stock to be $5.05 per share as of December 31, 2011. No options were granted during the period from November to December 2011.

January 2012 through March 2012: In January 2012, we agreed on key terms with Ucyclyd related to our interpretation of the collaboration agreement with them. In February 2012, we received notice of our NDA acceptance by the FDA for UCD. In March 2012, the last patient enrolled completed the study for a Phase II, randomized, double-blind, placebo-controlled study of the safety and efficacy of Ravicti for subjects with overt HE. Additionally, during this period, we started and completed the enrollment of the long-term treatment portion of the open-label study of the safety, pharmacokinetics, and efficacy of Ravicti in patients aged 29 days through 5 years. In March 2012, we entered into a revised collaboration agreement with Ucyclyd. During the period, we re-engaged in discussions with investment banks regarding a potential IPO. We utilized an income approach to value our equity and continued to use two scenarios in our common stock valuation methodology — a remaining private company scenario at 30% probability and an IPO scenario at 70% probability.

The significant assumptions used in the income approach include our estimate of sales and expenses. Our sales estimates assume the commercial launch of Ravicti in UCD and the exercise of our option to acquire BUPHENYL and AMMONUL in the first half of 2013 with the majority of estimated sales expected to come from the U.S. We estimated sales for the HE indication in the U.S. to start in 2018. We utilized a discount rate of 43.4%, a terminal year revenue multiple of 3.0x, a discount for lack of marketability of 15% for the IPO scenario and 30% for the remaining private scenario, a volatility rate of 70%, a 0.42 year time to liquidity for the IPO scenario and a two year time to liquidity for the remaining private scenario. Consistent with our April 1, 2011, valuation we utilized a specific company risk rate of 27.5%. These assumptions in conjunction with our long term forecast yielded an equity value of approximately $124 million and a fair value for the common stock of $7.31 per share as of March 1, 2012.

April 2012 - July 2012: In April 2012, we filed our initial Registration Statement on Form S-1 with the Securities and Exchange Commission.

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In May 2012, we unblinded our HE Phase II results which demonstrated that we met the primary endpoint: the proportion of patients experiencing at least one HE event was significantly lower on Ravicti versus placebo.

In July 2012, our board of directors determined the price range as set forth on the cover page of the prospectus. As is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value of our common stock, but was determined based in part on negotiations between us and our underwriters. Among the factors that were considered in setting the price range were: the general conditions of the securities markets; our assessment of our progress in developing our products, including clinical results from our recent HE Phase II clinical trial; a receptive public trading market for pre-commercial biotechnology companies such as Hyperion; anticipated sufficient demand for our common stock to support a $50 million offering; commercial stage orphan company revenue trading multiples; and consideration of pre-commercial biotechnology IPO valuations since 2009.

As a result of the establishment of our preliminary price range, we revised the estimate of the fair value of our common stock as of April 16, 2012, and used the low end of the price range, $[***], as our deemed fair value for the options granted at an exercise price of $7.31 per share. As a result of the stock options granted on April 16, 2012, we will be recording stock-based compensation expense of approximately $170,000 for the second quarter of 2012, which is not expected to materially effect the results of operations for the quarter.